CCU REPORTS CONSOLIDATED FOURTH QUARTER 2017 RESULTS1;2

Santiago, Chile, February 28, 2018 – CCU announced today its consolidated financial results for the fourth quarter ended December 31, 2017:

•          Consolidated Volumes increased 2.5%. The volume growth per Operating segment was as follows:

o   Chile (2.1)%

o   International business 15.2%

o   Wine 3.5%

•          Net sales increased 6.3% as a result of the 2.5% volume increase, and 3.7% increase in average prices in CLP terms.

•          EBITDA increased 11.5%, with the growth per Operating segment as follows:

o   Chile 13.1%

o   International Business 33.5%

o   Wine (45.6)%

•          Net income reached a level of CLP 55,443 million.

•          Earnings per share reached a level of CLP 150.0 per share.

Key figures	Q4´17	Q4´16	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	7,731	7,544	2.5
Net sales	510,120	479,983	6.3
Gross profit	277,051	258,178	7.3
EBIT	90,193	81,408	10.8
EBITDA	117,562	105,407	11.5
Net income	55,443	55,432	0.0
Earnings per share (CLP)	150.0	150.0	0.0

Key figures	YTD '17	YTD '16	Total change %
(In ThHL or CLP million unless stated otherwise)
Volumes	26,020	24,783	5.0
Net sales	1,698,361	1,558,898	8.9
Gross profit	899,622	817,078	10.1
EBIT	234,894	200,652	17.1
EBITDA	327,094	284,180	15.1
Net income	129,607	118,457	9.4
Earnings per share (CLP)	350.8	320.6	9.4

1 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. Figures in tables and exhibits have been rounded off and may not add up exactly to the total shown.

2 All references in this Press Release shall be deemed to refer to Q4’17 figures compared to Q4’16 figures, unless otherwise stated.

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 12

PRESS RELEASE

COMMENTS FROM THE CEO

We are pleased to present strong performance for the fourth quarter of 2017, showing an EBITDA of CLP 117,562 million, representing an 11.5% increase compared to the same quarter last year. Our top-line increased 6.3%, as a result of 2.5% consolidated volume growth and 3.7% higher prices, in CLP terms. The consolidated Gross Margin improved 52 bps from 53.8% to 54.3%, due to our revenue management efforts and manufacturing costs efficiencies, which were partially offset by the higher cost of wine, and by the unfavorable exchange rate effect due to the devaluation of the ARS against the USD. All-in, our EBITDA margin improved 109 bps, from 22.0% to 23.0%. This ends 2017 with a consolidated volume of 26.0 million hectoliters, together with an EBITDA of CLP 327,094 million, representing growth of 15.1%, and an EBITDA margin improvement of 103 bps, from 18.2% to 19.3%. Net Income reached CLP 129,607 million, an increase of 9.4% compared to last year.

In the Chile Operating segment our top-line grew 3.4%, driven by the 5.7% higher average prices, which offset the 2.1% decrease in volumes. This volume decrease is the result of high comps with a slight decrease in market share in the non-alcoholic category. Our Gross Margin improved 268 bps due to strong revenue management efforts, along with the 4.9% appreciation of the CLP against the USD, reducing our USD denominated cost base, and additional efficiencies in production. All-in, we experienced an EBITDA growth of 13.1%, and an EBITDA margin improvement of 232 bps, from 25.0% to 27.3%.

In the International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, we reported top-line growth of 17.8%, driven by 15.2% higher volumes. Volume growth was driven mainly by growth of the beer industry in Argentina, while maintaining a stable market share compared to the previous quarter. Our Gross Margin was relatively stable at 59.6%, following our revenue management efforts, together with efficiencies and volume growth scale effects on fixed manufacturing costs, offset by the 13.3% devaluation of the ARS against the USD. Further efficiency gains have enabled us to achieve 237 bps improvement in our MSD&A as a percentage of Net sales. All-in, our EBITDA improved from CLP 23,635 million to CLP 31,562 million with an EBITDA margin improvement of 239 bps from 17.9% to 20.3%.

The Wine Operating segment reported a top-line decrease of 1.6%, as the 3.5% higher volumes were offset by 5.0% lower average prices, in CLP terms, due to the 4.9% appreciation of the CLP against the USD, affecting our export revenues. The lower average prices, together with the 7.6% higher cost of sales per hectoliter, following two consecutive weak harvests leading to a higher cost of wine, have resulted in a 756 bps Gross Margin contraction. All-in, our EBITDA decreased 45.6%, an EBITDA margin contraction of 891 bps. CCU has demonstrated its long-term commitment to the wine business by increasing its stake in Viña San Pedro Tarapacá S.A. through a tender offer, which was finalized by the end of January 2018 and allowed us to increase our stake from 67.22% to 83.01%.

In Colombia, where we operate through our Joint Venture with Postobón, we are planning to have our 3 million hectoliter plant ready for production during 2018. With the opening of the plant we will launch a mainstream beer brand and a malt-based beverage for the Colombian market, which will complement the current portfolio of imported premium brands that have reached a volume of 0.4 million hectoliters in 2017.

The excellent results of the full year 2017 demonstrate our ability to realize profitable growth under difficult macroeconomic conditions and an intense competitive environment, where we were able to increase our market share in all our Operating segments. We will build on this positive momentum to face upcoming challenges and opportunities in our different markets, focusing on brands preference along with additional revenue management and efficiencies efforts, in order to secure a sustainable long-term growth path.

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 12

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS FOURTH QUARTER (Exhibit 1 & 3)

•          Net sales increased 6.3% as a result of 2.5% higher volumes and 3.7% higher average prices in CLP terms. The volume growth was driven by the International Business and the Wine Operating segments, partially offset by a decrease in volumes in the Chile Operating segment. The 3.7% higher average prices in CLP terms was driven by revenue management activities in all Operating segments, partially offset by the negative impact of the appreciation of the CLP in the wine export business, while our export prices in USD increased 0.4%.

•          Cost of sales increased 5.1%, mostly caused by the 2.5% increase in volume, and a 2.5% increase in the Cost of sales per hectoliter. The Chile Operating segment showed a decrease of 0.3% in Cost of sales per hectoliter, due to the 4.9% appreciation of the CLP against the USD, manufacturing cost efficiencies, and lower cost of sugar, partially offset by higher cost of aluminum and fruit pulp. In the International Business Operating segment, the Cost of sales per hectoliter increased 2.8% due to the 13.3% devaluation of the ARS against the USD, affecting our USD denominated cost base, partially offset by efficiencies and scale effects on fixed manufacturing costs. In the Wine Operating segment, the increase of 7.6% in Cost of sales per hectoliter was due to the CLP 2,710 million higher cost of wine, following two consecutive weak harvests in Chile, and also weak international harvests in 2017.

•          Gross profit increased 7.3%, resulting in an improvement of our Gross margin of 52 bps.

•          MSD&A increased 6.4%, while MSD&A as a percentage of Net sales remained flat. In the Chile Operating segment our MSD&A as a percentage of Net sales increased 91 bps due to phasing of marketing expenses. In the International Business Operating segment scale benefits due to our strong volume growth and efficiencies have enabled us to achieve a 237 bps decrease in our MSD&A as a percentage of Net sales, despite high inflation levels in Argentina. In the Wine Operating segment our MSD&A as a percentage of Net sales increased 116 bps, due to increased marketing expenses in our export markets and phasing of marketing expenses in the domestic market. In absolute terms our MSD&A increased 6.4% mostly due to the 2.5% growth in volume, and also by inflation in Argentina.

•          EBIT increased 10.8%, as a result of the strong Gross profit increase.

•          EBITDA increased 11.5%, where the main drivers were the International Business and Chile Operating segments with an increase of 33.5% and 13.1%, respectively, partially offset by the 45.6% decrease in EBITDA of the Wine Operating segment. Our consolidated EBITDA margin improved 109 bps from 22.0% to 23.0%.

•          Non-operating result reached a level of a loss of CLP 8,176 million versus a loss of CLP 868 million last year, as a result of higher Net financial expenses, higher Foreign currency exchange rate differences due to the devaluation of the ARS versus the USD, and a loss on our forward contracts entered into in order to reduce the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets when compared to last year, as reported as part of Other gains/(losses).

•          Income tax increased 16.2% mostly due to the higher taxable income and the increase of the First Category Income tax rate in Chile from 24.0% to 25.5%. This was partially offset by the positive impact on taxes resulting from our foreign currency denominated assets.

•          Net income remained stable at CLP 55,443 million, as the higher taxable income and lower minority interest due to the lower results in our Wine Operating segment, partially offset by higher income taxes.

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 12

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS YTD DECEMBER 2017 (Exhibit 2 & 4)

•          Net sales increased 8.9% as a result of 5.0% higher volumes, driven by volume growth in all Operating segments, together with 3.8% higher average prices in CLP terms.

•          Cost of sales increased 7.7%, caused by the 5.0% increase in volume, and an increase of 2.6% in the Cost of sales per hectoliter in CLP terms. The Chile Operating segment showed an increase of 1.4% in Cost of sales per hectoliter, as the 4.1% appreciation of the CLP against the USD was offset by higher raw material costs of aluminum and fruit pulp. In the International Business Operating segment, the Cost of sales per hectoliter increased 3.4% due to the 12.2% devaluation of the ARS against the USD and increased cost in several raw materials such as aluminum, partially offset by efficiencies and scale effects on fixed manufacturing costs. In the Wine Operating segment, the increase of 8.4% in Cost of sales per hectoliter was due to the CLP 10,819 million higher cost of wine, following two consecutive weak harvests in Chile, and also weak international harvests in 2017.

•          Gross profit increased 10.1%, resulting in an improvement of our Gross margin of 56 bps.

•          MSD&A increased 7.9%, however MSD&A as a percentage of Net sales decreased 36 bps, from 39.7% to 39.4%. In the Chile Operating segment our MSD&A as a percentage of Net sales decreased 85 bps from 37.4% to 36.6%, as a result of the initiatives related to the ExCCelencia CCU program, in particular planning and logistics. In the International Business Operating segment scale benefits and efficiencies have enabled us to achieve a 277 bps decrease in our MSD&A as a percentage of Net sales, from 51.7% to 49.0%, despite high levels of inflation. In the Wine Operating segment our MSD&A as a percentage of Net sales slightly increased 56 bps, from 25.8% to 26.4%.

•          EBIT increased 17.1%, as a result of the strong Gross profit increase.

•          EBITDA increased 15.1%, where the main drivers of the increase were the International Business and Chile Operating segments with an increase of 85.8% and 14.5%, respectively, partially offset by the 27.7% decrease in EBITDA of the Wine Operating segment. Our EBITDA margin increased from 18.2% to 19.3%, a margin improvement of 103 bps.

•          Non-operating result reached a level of a loss of CLP 38,420 million versus a loss of CLP 30,323 million last year, mostly due higher Net financial expenses, higher Foreign currency exchange rate differences, due to the devaluation of the ARS versus the USD, and lower Joint venture and associated results. This was partially compensated by the smaller loss on our forward contracts entered into in order to reduce the impact of foreign exchange rate fluctuations on taxes on our foreign currency denominated assets when compared to last year, as reported as part of Other gains/(losses). In addition, we experienced lower negative results as per adjustment units for our UF denominated debt, following the lower inflation compared to last year, resulting in lower UF variation.

•          Income tax increased 59.9% mostly due to the higher consolidated taxable income and due to the increase of the First Category Income tax rate in Chile from 24.0% to 25.5%. Next to that, we also experienced a smaller monetary correction (price-level restatements) of the tax equity due to adjustments for inflation in Chile, as the inflation level is lower compared to last year.

•          Net income increased 9.4%, due to the higher taxable income, and lower minority interest due to the lower results in our Wine Operating segment, partially offset by higher income taxes.

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 12

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER
1. CHILE OPERATING SEGMENT

In the Chile Operating segment our top-line grew 3.4%, driven by the 5.7% higher average prices, which offset the 2.1% decrease in volumes. This volume decrease is the result of high comps with a slight decrease in market share in the non-alcoholic category. Our Gross Margin improved 268 bps due to strong revenue management efforts, along with the 4.9% appreciation of the CLP against the USD, reducing our USD denominated cost base, and additional efficiencies in production. All-in, we experienced an EBITDA growth of 13.1%, and an EBITDA margin improvement of 232 bps, from 25.0% to 27.3%.

We have made important progress regarding our Environmental Vision 2020, where we aim to reduce in a decade (2010-2020) our water consumption by 33%, our carbon footprint by 20%, and reach a valorization of industrial waste of 100%; by December 2017, we have reduced our water consumption by 39.8%, our carbon footprint by 21.9%, and reached a valorization of industrial waste of 97.6%. This quarter, recognizing the reduction of our carbon footprint and our positive indicators of environmental performance, Pacto Global Chile has selected CCU as the company with best environmental practices. Also this quarter, CCU has entered the “Agreement regarding Clean Production”, where CCU, together with 24 other companies, cooperates with the Ministry of Environmental Affairs and other governmental bodies to reach the goal of sending no waste to landfill, by reducing the generation and searching for alternatives for the valorization of waste.

2. INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which consists of the operations in Argentina, Uruguay and Paraguay, we reported top-line growth of 17.8%, driven by 15.2% higher volumes. Volume growth was driven mainly by growth of the beer industry in Argentina, while maintaining a stable market share. Our Gross Margin was relatively stable at 59.6%, following our revenue management efforts, together with efficiencies and volume growth scale effects on fixed manufacturing costs, offset by the 13.3% devaluation of the ARS against the USD. Further efficiency gains have enabled us to achieve a 237 bps improvement in our MSD&A as a percentage of Net sales. All-in, our EBITDA improved from CLP 23,635 million to CLP 31,562 million with an EBITDA margin improvement of 239 bps from 17.9% to 20.3%.

In Argentina a Tax Reform was approved by the Congress, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, and also gradually reduces, for the reporting year 2018, the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as of the year 2020). Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

3. WINE OPERATING SEGMENT

The Wine Operating segment reported a top-line decrease of 1.6%, as the 3.5% higher volumes were offset by 5.0% lower average prices, in CLP terms, due to the 4.9% appreciation of the CLP against the USD, affecting our export revenues. The lower average prices, together with the 7.6% higher cost of sales per hectoliter, following two consecutive weak harvests leading to a higher cost of wine, have resulted in a 756 bps Gross Margin contraction. All-in, our EBITDA decreased 45.6%, an EBITDA margin contraction of 891 bps. CCU has demonstrated its long-term commitment to the wine business by increasing its participation in Viña San Pedro Tarapacá S.A. through a tender offer, which was completed by the end of January 2018 and allowed us to increase our participation from 67.22% to 83.01%.

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 12

PRESS RELEASE

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is the largest Chilean brewer, the second-largest Chilean carbonated soft drinks producer, the largest Chilean water and nectar producer, and the largest pisco producer. It is the second-largest Argentine brewer, and participates in the beer, water and soft drinks industries in Uruguay, Paraguay and Bolivia, and in the beer industry in Colombia. It is one of the largest Chilean wine producers, and the second-largest Chilean wine exporter. The Company´s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Watt´s S.A., and Coors Brewing Company.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., CRECCU S.A. and Fábrica de Envases Plásticos S.A.

•         International Business: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and eliminations of transactions between segments.

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 12

PRESS RELEASE

ARS

Argentine Peso.

CLP

Chilean Peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of Sales includes direct costs and manufacturing costs.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non recurring items (NRI), Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross margin

Gross profit as a percentage of Net sales.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus cash & cash equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net Income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 12

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Fourth Quarter 2017)
Fourth Quarter	2017	2016	Total
	(CLP million)		Change %
Net sales	510,120	479,983	6.3
Cost of sales	(233,069)	(221,805)	5.1
% of net sales	45.7	46.2
Gross profit	277,051	258,178	7.3
MSD&A	(188,565)	(177,292)	6.4
% of net sales	37.0	36.9
Other operating income/(expenses)	1,707	522	227.3
EBIT	90,193	81,408	10.8
EBIT margin	17.7	17.0
Net financial expenses	(6,060)	(4,164)	45.5
Equity and income of JVs and associated	(480)	(221)	117.4
Foreign currency exchange differences	(550)	1,703	(132.3)
Results as per adjustment units	(10)	(271)	(96.2)
Other gains/(losses)	(1,076)	2,086	(151.6)
Total Non-operating result	(8,176)	(868)	842.5
Income/(loss) before taxes	82,017	80,540	1.8
Income taxes	(21,680)	(18,661)	16.2
Net income for the period	60,337	61,879	(2.5)

Net income attributable to:
The equity holders of the parent	55,443	55,432	0.0
Non-controlling interest	(4,894)	(6,447)	(24.1)

EBITDA	117,562	105,407	11.5
EBITDA margin	23.0	22.0

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	150.0	150.0	0.0
Earnings per ADR (CLP)	300.1	300.0	0.0

Depreciation	27,370	24,000	14.0
Capital Expenditures	31,500	30,636	2.8

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 12

PRESS RELEASE

Exhibit 2: Segment Information (Twelve months ended on December 31, 2017)
YTD as of December	2017	2016	Total
	(CLP million)		Change %
Net sales	1,698,361	1,558,898	8.9
Cost of sales	(798,739)	(741,820)	7.7
% of net sales	47.0	47.6
Gross profit	899,622	817,078	10.1
MSD&A	(668,783)	(619,543)	7.9
% of net sales	39.4	39.7
Other operating income/(expenses)	4,056	3,117	30.1
EBIT	234,894	200,652	17.1
EBIT margin %	13.8	12.9
Net financial expenses	(19,115)	(14,627)	30.7
Equity and income of JVs and associated	(8,914)	(5,561)	60.3
Foreign currency exchange differences	(2,563)	457	(660.8)
Results as per adjustment units	(111)	(2,247)	(95.1)
Other gains/(losses)	(7,717)	(8,346)	(7.5)
Total Non-operating result	(38,420)	(30,323)	26.7
Income/(loss) before taxes	196,474	170,328	15.4
Income taxes	(48,366)	(30,246)	59.9
Net income for the year	148,108	140,082	5.7

Net income attributable to:
The equity holders of the parent	129,607	118,457	9.4
Non-controlling interest	(18,501)	(21,624)	(14.4)

EBITDA	327,094	284,180	15.1
EBITDA margin %	19.3	18.2

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	350.8	320.6	9.4
Earnings per ADR (CLP)	701.5	641.2	9.4

Depreciation	92,200	83,528	10.4
Capital Expenditures	125,765	128,883	(2.4)

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 12

PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2017)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %	2017	2016	Total %
Volumes	5,198	5,312	(2.1)	2,191	1,902	15.2	342	330	3.5
Net sales	309,688	299,379	3.4	155,593	132,065	17.8	49,582	50,405	(1.6)
Net sales (CLP/HL)	59,582	56,361	5.7	71,015	69,428	2.3	144,977	152,617	(5.0)
Cost of sales	(137,750)	(141,199)	(2.4)	(62,844)	(53,076)	18.4	(32,074)	(28,797)	11.4
% of net sales	44.5	47.2		40.4	40.2		64.7	57.1
Gross profit	171,938	158,180	8.7	92,749	78,989	17.4	17,508	21,608	(19.0)
% of net sales	55.5	52.8		59.6	59.8		35.3	42.9
MSD&A	(107,759)	(101,449)	6.2	(65,257)	(58,523)	11.5	(13,795)	(13,441)	2.6
% of net sales	34.8	33.9		41.9	44.3		27.8	26.7
Other operating income/(expenses)	1,697	(47)		(252)	324		-58	159
EBIT	65,877	56,685	16.2	27,239	20,790	31.0	3,655	8,326	(56.1)
EBIT Margin	21.3	18.9		17.5	15.7		7.4	16.5
EBITDA	84,622	74,853	13.1	31,562	23,635	33.5	5,473	10,053	(45.6)
EBITDA Margin	27.3	25.0		20.3	17.9		11.0	19.9

	4. Other/eliminations			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %
Volumes				7,731	7,544	2.5
Net sales	(4,743)	(1,866)	154.1	510,120	479,983	6.3
Net sales (CLP/HL)				65,987	63,622	3.7
Cost of sales	(400)	1,267	(131.6)	(233,069)	(221,805)	5.1
% of net sales				45.7	46.2
Gross profit	(5,143)	(599)	758.7	277,051	258,178	7.3
% of net sales				54.3	53.8
MSD&A	(1,754)	(3,879)	(54.8)	(188,565)	(177,292)	6.4
% of net sales				37.0	36.9
Other operating income/(expenses)	319	85		1,707	522
EBIT	(6,578)	(4,392)	49.8	90,193	81,408	10.8
EBIT Margin				17.7	17.0
EBITDA	(4,094)	(3,133)	30.7	117,562	105,407	11.5
EBITDA Margin				23.0	22.0

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 12

PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2017)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %	2017	2016	Total %
Volumes	17,863	17,643	1.2	6,726	5,752	16.9	1,431	1,388	3.1
Net sales	1,047,119	997,376	5.0	460,317	370,109	24.4	204,454	201,402	1.5
Net sales (CLP/HL)	58,619	56,532	3.7	68,439	64,344	6.4	142,844	145,091	(1.5)
Cost of sales	(483,604)	(471,152)	2.6	(190,387)	(157,486)	20.9	(126,244)	(112,938)	11.8
% of net sales	46.2	47.2		41.4	42.6		61.7	56.1
Gross profit	563,515	526,224	7.1	269,930	212,623	27.0	78,209	88,464	(11.6)
% of net sales	53.8	52.8		58.6	57.4		38.3	43.9
MSD&A	(383,169)	(373,408)	2.6	(225,342)	(191,414)	17.7	(53,942)	(52,007)	3.7
% of net sales	36.6	37.4		49.0	51.7		26.4	25.8
Other operating income/(expenses)	2,438	1,735		678	(395)		252	733
EBIT	182,784	154,551	18.3	45,266	20,815	117.5	24,519	37,189	(34.1)
EBIT margin	17.5	15.5		9.8	5.6		12.0	18.5
EBITDA	247,592	216,288	14.5	60,834	32,743	85.8	32,025	44,268	(27.7)
EBITDA margin	23.6	21.7		13.2	8.8		15.7	22.0

	4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2017	2016	Total %	2017	2016	Total %
Volumes				26,020	24,783	5.0
Net sales	(13,530)	(9,989)	35.4	1,698,361	1,558,898	8.9
Net sales (CLP/HL)				65,271	62,903	3.8
Cost of sales	1,498	(244)	(712.7)	(798,739)	(741,820)	7.7
% of net sales				47.0	47.6
Gross profit	(12,032)	(10,233)	17.6	899,622	817,078	10.1
% of net sales				53.0	52.4
MSD&A	(6,331)	(2,714)	133.2	(668,783)	(619,543)	7.9
% of net sales				39.4	39.7
Other operating income/(expenses)	687	1,044		4,056	3,117
EBIT	(17,676)	(11,903)	48.5	234,894	200,652	17.1
EBIT margin				13.8	12.9
EBITDA	(13,358)	(9,120)	46.5	327,094	284,180	15.1
EBITDA margin				19.3	18.2

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 12

PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31	Total Change%
	2017	2016
	(CLP million)
ASSETS
Cash and cash equivalents	170,045	134,033	26.9
Other current assets	560,235	547,653	2.3
Total current assets	730,280	681,687	7.1

PP&E (net)	917,913	904,105	1.5
Other non current assets	328,036	286,236	14.6
Total non current assets	1,245,949	1,190,341	4.7
Total assets	1,976,229	1,872,027	5.6

LIABILITIES
Short term financial debt	53,592	66,680	(19.6)
Other liabilities	415,158	375,693	10.5
Total current liabilities	468,749	442,373	6.0

Long term financial debt	161,001.7	117,944	36.5
Other liabilities	119,649.3	111,054	7.7
Total non current liabilities	280,651	228,998	22.6
Total Liabilities	749,400	671,372	11.6

EQUITY
Paid-in capital	562,693	562,693	(0.0)
Other reserves	(178,075)	(142,973)	24.6
Retained earnings	716,459	657,578	9.0
Total equity attributable to equity holders of the parent	1,101,077	1,077,298	2.2
Non - controlling interest	125,752	123,358	1.9
Total equity	1,226,829	1,200,656	2.2
Total equity and liabilities	1,976,229	1,872,027	5.6

OTHER FINANCIAL INFORMATION

Total Financial Debt	214,593	184,624	16.2

Net Financial Debt	44,549	50,591	(11.9)

Liquidity ratio	1.56	1.54
Total Financial Debt / Capitalization	0.15	0.13
Net Financial Debt / EBITDA	0.14	0.18

Office address: Vitacura 2670, 21rd floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 12